UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(JANUARY 31, 2006)

DIVERSINET CORP.

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(Name of Registrant)

2225 Sheppard Avenue East, Suite 1801, Toronto, Ontario M2J 5C2

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(Address of principal executive offices)

1.

Departure of President

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X

Form 40-F

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Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

YES

NO   X

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized

DIVERSINET CORP.

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(REGISTRANT)

DATE: JANUARY 31, 2006

BY: /s/ DAVID HACKETT

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DAVID HACKETT, CHIEF FINANCIAL OFFICER

DIVERSINET’S SENIOR MANAGEMENT TEAM ASSUMES ADDED RESPONSIBILITIES- KASHIF HASSAN RESIGNS

-Diversinet to present at two upcoming institutional investor conferences-

TORONTO, ON – January 31, 2006 – Diversinet Corp. (OTCBB: DVNTF), a leading provider of personal authentication and security solutions for the wireless world, today announced that Kashif Hassan has resigned as President.  Kash’s role has been filled by the current senior management team.

Nagy Moustafa, Diversinet’s CEO commented, “When Kash joined the team in early 2005 as President, his focus was to restructure the organization around our mobile mass market authentication solutions.  With the achievement of these turnaround milestones accomplished, Kash has completed his objectives and we thank him for a job well done.”

“The vast experience of our senior management team (each member has over 20 years experience in the security/telecommunications/mobile industry) has made for a seamless transition.  More importantly, all the hard work the team has put into the company’s re-launch is starting to get attention in our target markets” said Nagy Moustafa.

Diversinet also announced today that it is scheduled to participate in two investor conferences, including:

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The Brean Murray, Carret Small Cap Institutional Investor Conference 2006 in New York City on February 1, 2006 at 10:30 EST.  The speaker will be Stu Vaeth, Chief Security Officer.

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The America’s Growth Capital 2006 Information Security & Data Center Conference in San Jose, CA on February 13, 2006 at 11:30 PST.  The speakers will be Nagy Moustafa, CEO and Stu Vaeth, CSO.

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The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. Certain information included in this press release (as well as information included in oral statements or other written statements made or to be made by the company) contains statements that are forward-looking, such as statements relating to anticipated future revenues of the company and success of current product offerings. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by or on behalf of the company. For a description of additional risks and uncertainties, please refer to the company’s filings with the Securities and Exchange Commission.

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Diversinet Contacts:

David Hackett

Gary Geraci

Diversinet Corp.

The Equity Performance Group

416-756-2324 ext. 275

617-723-2373